SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 1 November 2006, for the month of October, 2006
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☑	Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No : ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

17.10.06 08:34 Marked=OB TEL             TELENOR WON SONOFON TAX CASE
In its decision of 17 October 2006, the Norwegian Supreme Court ruled in favour of Telenor, that the loss recognised upon internal sale of the shares in Sonofon Holding A/S was tax deductible in 2001. Thus, the Supreme Court upheld previous decisions made by Oslo City Court (Oslo Tingrett), and the Appeal Court (Borgarting Lagmanssrett).
As a consequence of this decision, Telenor will be repaid approx. NOK 2,414 million of previously paid corporate income tax. Telenor will receive a tax exempt interest compensation of approx. NOK 318 million and previously expensed, but not paid, late payment interest of approx. NOK 256 million will be reversed. Telenor will show a tax income of approx. NOK 2,414 million and a financial income of approx. NOK 574 million in the fourth quarter 2006.
20.10.06 11:28 Marked=OB TEL             DIGI RESULTS TODAY
Telenor`s subsidiary in Malaysia, Digi.Com, has reported their third quarter 2006 figures to the Kuala Lumpur Stock Exchange today. The reported figures in NOK mill. are as follows:
•	Revenues: 1,584

•	EBITDA: 721

•	EBIT: 424

•	CAPEX: 371
Total number of subscribers: 5.590 million
24.10.06 11:50 Marked=OB TEL            DTAC RESULTS TODAY
Telenor`s subsidiary in Thailand, DTAC, has reported their third quarter 2006 figures to the Singapore Stock Exchange today. The reported figures in NOK mill. are as follows:
•	Revenues: 2,041

•	EBITDA: 732

•	EBIT: 376

•	CAPEX: 565
Total number of subscribers: 11.241 million
26.10.06 07:45 Marked=OB TEL            TELENOR ASA THIRD QUARTER 2006 RESULTS
In the third quarter of 2006, Telenor`s revenues increased by 35 per cent compared to the third quarter of 2005, reaching NOK 23.9 billion. The underlying revenue growth was 12 per cent. The reported EBITDA was NOK 9.1 billion while profit before taxes was NOK 6.1 billion. During the quarter, the total number of mobile subscriptions increased by nine million, reaching 105 million.

Highlights third quarter 2006:
Revenue growth of 35% — underlying growth of 12% Record high EBITDA margin Improved results in Nordic mobile operations Continued impressive performance in Kyivstar Telenor Serbia consolidated from 1 September
Outlook for 2006:
Based upon the strong results and positive development in the third quarter of 2006, the outlook for the full year has been adjusted compared to the report for the second quarter of 2006.
The strong growth in mobile subscriptions gives Telenor a solid foundation for further growth in revenues. We expect a growth in reported revenues of around 35%.
We expect a continued high growth in EBITDA, in particular driven by the international mobile operations. Telenor will continue previously introduced initiatives and identify new means of improving cost efficiency.
We expect the EBITDA margin before other income and expenses for 2006 to be around 36%.
We expect high capital expenditure to continue, and capital expenditure as a proportion of revenues is expected to be around 20%.
Capital expenditure is expected to continue to be driven by high subscription growth within Telenor`s mobile operations in emerging markets. A growing share of Telenor`s revenues and profits is derived from operations outside Norway. Currency fluctuations may to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, may also influence the profits.
26.10.06 08:37 Marked=OB TEL            TELENOR SATELLITE SERVICES TO BE ACQUIRED BY APAX PARTN
On Wednesday 25 October 2006, Telenor entered into a definitive agreement with Apax Partners France for the sale of Telenor Satellite Services (TSS) to funds managed by Apax Partners for a cash consideration of USD 400 million (NOK 2,640 million). Since 2002 Telenor has defined Telenor Satellite Services as non-core business. Apax Partners intends to pursue the development of the company in Norway and abroad.
On Wednesday 25 October 2006, Telenor entered into a definitive agreement with Apax Partners France for the sale of Telenor Satellite Services (TSS) to funds managed by Apax Partners for a cash consideration of USD 400 million (NOK 2,640 million). Since 2002 Telenor has defined Telenor Satellite Services as non-core business. Apax Partners intends to pursue the development of the company in Norway and abroad.
Telenor Satellite Services offers communication solutions via satellite to land, air and sea. The transaction will not impact the services provided by TSS and business relations with customers will remain unchanged.

The transaction is subject to approval from regulatory authorities. Given the current exchange rate for USD, Telenor ASA will be able to post a gain of approximately NOK 1.4 billion from the sale. The transaction will not affect any other units of Telenor ASA that use satellite as their communications platform, including Telenor Broadcast/Telenor Satellite Broadcasting.
About Telenor Satellite Services
Telenor Satellite Services offers communication solutions via satellite to land, air and sea. Unlike Telenor Satellite Broadcasting, TSS does not own or operate satellites by itself. Telenor Satellite Services currently has approximately 550 employees, operating in offices located in Norway (232 employees), in the U.S. (168 employees), as well as in Europe, the Middle East, Asia and South America. In 2005, Telenor Satellite Services generated revenues amounting to USD 376.9 million (NOK 2,428 million) and an EBITDA of USD 61.0 million (NOK 392.8 million). For the first nine months of 2006, TSS` revenues were USD 285.7 million (NOK 1,834 million) with an EBITDA of USD 43.7 million (NOK 280.8 million). Similar figures for the first nine months in 2005 were revenues of USD 281.3 million (NOK 1,792 million) and an EBITDA of USD 42.8 million (NOK 272.8 million).
26.10.06 08:43 Marked=OB TEL            PRESENTATION MATERIAL
Attached is the presentation material in relation with the Q3 2006 results
26.10.06 12:30 Marked=OB TEL            TRADE BY PRIMARY INSIDER
Ragnar Korsæth, executive vice president and head of global coordination, has today sold 5,670 Telenor shares at a price of NOK 96.10 per share. Korsæth has no shares in Telenor after this transaction.
31.10.06 13:55 Marked=OB TEL            FINANCIAL REPORTING FROM TELENOR IN 2007
Telenor intends to presents its financial reports in 2007 and keep its Annual General Meeting according to this plan:
Thursday 15th February: results for the 4th quarter and year 2006 results.
Friday 4th May: results for the 1st quarter 2007.
Tuesday 15th May: Annual General Meeting.
Tuesday 24th July: results for the 2nd quarter 2007.
Thursday 25th October: results for the 3rd quarter 2007.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By: /s/ Trond Westlie
Name: Trond Westlie
(sign.)
Title: CFO
Date: 1 November, 2006